UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Translation of registrant’s name into English)

Paysafe Limited

2 Gresham Street

London, United Kingdom EC2V 7AD

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Information Contained in this Form 6-K Report

Annual General Meeting

Paysafe Limited (the “Company”) announced that its Annual General Meeting of Shareholders (the “Annual General Meeting”) is to be held on May 22, 2025. The Annual General Meeting will be held over video conference link (as permitted by bye-law 53 of the Company’s further amended and restated bye-laws) at www.proxydocs.com/PSFE at 10:30 a.m. (ET) on Thursday, May 22, 2025. The record date for the determination of shareholders entitled to vote at the Annual General Meeting is March 31, 2025. The convening notice containing the agenda for the Annual General Meeting, the proxy statement and the form of proxy for use in connection with the Annual General Meeting are attached as Exhibit 99.1 hereto.

Financial Statements and Exhibits

Exhibits

Exhibit	Description

99.1	Convening notice containing the agenda, dated April 11, 2025, the proxy statement and the form of proxy for Annual General Meeting to be held on May 22, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 11, 2025	PAYSAFE LIMITED

	By:	/s/ Elliott Wiseman
	Name:	Elliott Wiseman
	Title:	Chief Legal & People Officer